Mail Stop 6010	December 5, 2005

Mr. William H. Pursley
Chairman and Chief Executive Officer
CepTor Corporation
200 International Circle
Suite 5100
Hunt Valley, Maryland 21030

Re:  	CepTor Corporation
	Amendment No. 1 to Registration Statement on Form SB-2, filed
December 1, 2005
File No. 333-129070

Dear Mr. Pursley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. Please withdraw your acceleration request filed as CORRESP on EDGAR requesting acceleration of the effective date of this registration statement on December 1, 2005.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

2. We note your response to our prior comment 4 and reissue that comment. Please revise your disclosure to explain further what you mean by "will be accounted for when issued at par value with a corresponding charge to paid-in capital." Please disclose if the additional commitment shares and the number of shares purchased will be combined and valued equally. Please also disclose if the net proceeds received from the offering will be included in the equity section of the company`s balance sheet, and if the costs associated with the issuance of shares to Fusion Capital, including the additional commitment shares, will be treated as offering costs and netted against the proceeds received.


Description of the Transactions

3. We note your response to our prior comments 5 and 6 and reissue those comments. Please provide tabular disclosure of the number of equity line shares and additional commitment fee shares that would be issued under various pricing scenarios. At a minimum, the tabular disclosure should illustrate the dilutive effect and provide the effective price per share taking into account the additional commitment fee shares.

Undertakings

4. Please provide the appropriate undertakings as required by amended
Item 512 of Regulation S-B, amended as of December 1, 2005.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	You may contact Sonia Barros at (202) 551-3655 or Michael
Reedich at (202) 551-3612 with any questions.

         	               					Sincerely,



                	          					Jeffrey
Riedler
                           					Assistant
Director

cc:	Harvey J. Kesner, Esq.
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	65 East 55th Street
	New York, New York 10022
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Mr. William H. Pursley
December 5, 2005
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